Nicole C. Brookshire

+1 212 479 6157

nbrookshire@cooley.com

December 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	UiPath, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of UiPath, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on December 17, 2020, we hereby confirm that the Registration Statement and all amendments thereto shall be publicly filed with the Securities and Exchange Commission not later than 15 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please direct all notices, comments and communications with respect to this confidential submission to me at (212) 479-6157, Eric Jensen of Cooley LLP at (650) 843-5049 or Matthew Dubofsky of Cooley LLP at (720) 206-5226.

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

Cooley LLP

55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com